Exhibit 99.1

1 Legend Biotech CORPORATE PRESENTATION JUNE 2025

2 Disclaimer This presentation has been prepared by Legend Biotech Corporation (“Legend Biotech” or the “Company”) solely for information purpose and does not contain all relevant information relating to the Company. The safety and efficacy of the agents and/or uses under investigation discussed in this presentation have not been established, except to the extent specifically provided by marketing authorizations previously received from relevant health authorities. Further, for investigational agents and/or uses, the Company cannot guarantee health authority approval or that such agents and/or uses will become commercially available in any country. Certain information contained in this presentation and statements made orally during this presentation relate to or are based on studies, publications, surveys and other data obtained from third - party sources and Legend Biotech's own internal estimates and research. While Legend Biotech believes these third - party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third - party sources. While Legend Biotech believes its internal research is reliable, such research has not been verified by any independent source. Statements in this presentation about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward - looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; statements relating to CARVYKTI® (ciltacabtagene autoleucel; cilta - cel) , including patient population of CARVYKTI®, Legend Biotech’s expectations for CARVYKTI®, including manufacturing expectations for CARVYKTI®; and statements about regulatory submissions for CARVYKTI®, statements related to Legend Biotech's ability to achieve operating profit; statements related to Legend Biotech’s ability to fund its operations into 2026 and Legend Biotech’s anticipated achievement of operating profit excluding unrealized foreign exchange losses in 2026; the progress of such submissions with the FDA, the EMA and other regulatory authorities; expected results and timing of clinical trials; Legend Biotech’s expectations on advancing their pipeline and product portfolio; and the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward - looking statements, although not all forward - looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward - looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; competition in general; government, industry, and general product pricing and other political pressures; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20 - F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (SEC) on March 11, 2025 and Legend Biotech’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this presentation as anticipated, believed, estimated or expected. Any forward - looking statements contained in this presentation speak only as of the date of this presentation. Legend Biotech specifically disclaims any obligation to update any forward - looking statement, whether as a result of new information, future events or otherwise.

3 11 Pipeline Programs in Hematologic Malignancies, Solid Tumors, and Autoimmune Diseases Legend Biotech – Transforming Cancer Care 1. As of March 31, 2025 Pioneer and Leader in CAR - T Therapy Revolution 2,600 Employees 450+ Focused on R&D Stand - alone with End - to - end Capabilities Partnerships Johnson & Johnson And Novartis $1.0B i n Cash, Cash Equivalents and Time Deposits 1 : LEGN

CARVYKTI®

Proven Leader on the Path to Cure

CARVYKTI™ (ciltacabtagene autoleucel) Suspension for IV Infusion

- **First and only** CAR-T cell therapy demonstrating superior OS vs SoC in Multiple Myeloma
- **>6,500** patients treated worldwide
- **Strongest CAR-T launch to date** with industry leading 79% NTS CAGR since launch[1]
- **Positive opinion from CHMP**[2] for inclusion of CARTITUDE-4 Overall Survival benefit in CARVYKTI® label
- **IMWG** recommended using CAR-T therapy ahead of bi-specifics[3]

4

1. 79% Net Trade Sales CAGR for CARVKYTI compared to <50% CAGR since launch for other CAR-T launches. 2. Committee for Medicinal Products for Human Use of the European Medicines Agency 3. L.J. Costa et al. "International myeloma working group immunotherapy committee recommendation on sequencing immunotherapy for treatment of multiple myeloma." Leukemia; https://doi.org/10.1038/s41375-024-02482-6

LEGEND BIOTECH

5 Multiple Myeloma Blood Cancer with a High Unmet Need CI, confidence interval; PI, Proteasome Inhibitor; IMiD , immunomodulatory drug; MM, multiple myeloma; OS, overall survival 1. Leukemia & Lymphoma Society: https://www.lls.org/sites/default/files/2024 - 09/PS80_FactsBook_2024.pdf. Accessed January 2025. 2. Globocan 2022 World Fact Sheet: World. https://gco.iarc.who.int/media/globocan/factsheets/populations/900 - world - fact - sheet.pdf. Accessed January 2025. 3. Gandhi UH, et al. Leukemia. 2019;33:2266 - 75. 3 RD MOST COMMON BLOOD CANCER accounting for 10 % of all hematologic cancer 1 187,952 NEW CASES WORLDWIDE IN 2022 2 POOR SURVIVAL OUTCOMES IN MULTIPLE REFRACTORY MM Median OS < 12 months in patients refractory to anti - CD38, ≥ 1 PI(s) and / or ≥ 1 IMiD (s) 3 1.0 0.8 0.6 0.4 0.2 0.0 0 10 20 30 40 50 Months Proportion Surviving Non - triple - refractory (N=57) Triple - and quad - refractory (N=148) Penta - refractory (N=70) P=0.002 Median OS for each group 95% Cl Median OS (months) (5.4 – 17.1) 11.2 Non - triple - refractory (7.1 – 11.2) 9.2 Triple - and quad - refractory (3.5 – 7.8) 5.6 Penta - refractory

6 Legend and J&J Global Collaboration Worldwide Collaboration and License Agreement to Develop and Commercialize Cilta - cel with J&J, the #1 Global Multiple Myeloma Market Leader 50/50 United States Europe 50/50 Japan 50/50 Working Together to Realize CARVYKTI’S $5B+ Potential

7 CARVYKTI ® - First CAR - T in MM to Achieve OS Benefit vs SOC Gold Standard for Oncology Trials • O ne - time infusion significantly prolonged overall survival and improved quality of life 1 • 45% reduction in risk of death with CARVYKTI ® vs SOC in patients w i th l enalidomide - refractory MM after 1 – 3 prior LOT 1 • Safety profile consistent with previous analysis 1,2 CARVYKTI ® Significantly Improved OS vs SOC 1 100 80 60 % alive M onths 40 20 0 0 3 6 9 12 15 18 21 24 27 30 33 36 39 42 45 76.4% 63.8% HR (95% CI): 0.55 (0.39 – 0.79); P =0.0009 30 - month OS SOC CARVYKTI ® Median follow - up 33.6 months 1. Mateos , et al. Overall Survival (OS) With Ciltacabtagene Autoleucel ( Cilta - cel) Versus Standard of Care (SoC) in Lenalidomide (Len) - Refractory Multiple Myeloma (MM): Phase 3 CARTITUDE - 4 Study Update. International Myeloma Society 2024 Annual Meeting. September 2024. 2. San - Miguel J, et al. N Engl J Med 2023;389:335 - 47. OS: overall survival; PFS: progression - free survival; SOC: standard of care; MM: multiple myeloma; LOT: line(s) of therapy; MNT: movement and neurocognitive treatment - emergent adverse event

8 MAXIMIZING OUR CARVYKTI MARKET LEADERSHIP

9 Data Source: Companies' public filings. A New Standard for CAR - T Launches CARVYKTI ® - INDUSTRY LEADING EARLY LAUNCH PERFORMANCE FIRST TWELVE QUARTERS OUTPERFORMING HISTORICAL CAR - T LAUNCHES Quarters since launch Quarterly sales ($MM) 0 50 100 150 200 250 300 350 400 Q1 Q2 Q3 Q4 Q5 Q6 Q7 Q8 Q9 Q10 Q11 Q12 Q13 Q14 Q15 Q16 Q17 Q18 Q19 Q20 WORLDWIDE SALES OF CAR - T THERAPIES, BY QUARTER OF LAUNCH (IN $MM) Carvykti Kymriah Yescarta Tecartus Breyanzi Abecma 369 263 317 134 78 103

10 10 +135% growth vs Q1’24 CARVYKTI ® Net Trade Sales ($MM) U.S. OUS 24 55 55 70 114 140 146 140 167 258 304 318 0 0 0 2 3 12 13 16 20 27 31 51 0 50 100 150 200 250 300 350 400 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 → U.S. QoQ growth of 5% primarily driven by manufacturing performance and capacity expansion • Number of activated U.S. treatment sites increased to 114 • Continued strong demand with >50% utilization in earlier line settings → OUS QoQ growth of 65% primarily driven by: • Capacity expansion • Ongoing launch strength, with recent launches in the UK, Denmark, Israel, Spain and Belgium Continued market penetration, population in earlier lines of treatment represents significant opportunity for continued growt h 10 CARVYKTI ® Uptake Continues QoQ Growth 2 YoY Growth 1 5% 127% U.S. 65% 219% OUS 10% 135% Global 1. Q1 2025 vs Q1 2024; 2. Q1 2025 vs Q1 2024 This presentation is for investor relations purposes only - Not for product promotional purposes

Earlier Line Studies

Another Opportunity to Change the Treatment Paradigm

CARTITUDE-2[1]

NCT04133636

- Global, multi-cohort study
- Phase II open-label study of cilta-cel in various clinical settings
- Active, enrolling

CARTITUDE-5[2]

NCT04923893

- Global, randomized, registrational study
- Phase III open-label study of VRd followed by cilta-cel vs. VRd followed by Rd maintenance, in patients with NDMM for whom ASCT is not planned as initial therapy
- Enrollment completed

CARTITUDE-6[3]

NCT05257083

- Global, randomized, registrational study
- Phase III open-label study comparing DVRd followed by cilta-cel vs. DVRd followed by ASCT in NDMM patients who are transplant eligible
- Enrolling

ASCT, autologous stem cell transplant; DVRd, daratumumab, bortezomib, lenalidomide, dexamethasone; NDMM, newly diagnosed multiple myeloma; VRd, bortezomib, lenalidomide, dexamethasone.
1. Clinicaltrials.gov: NCT04133636. 2. Clinicaltrials.gov: NCT04923893. 3. Clinicaltrials.gov: NCT05257083. CARTITUDE-6 is a collaborative study sponsored by the European Myeloma Network.

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LEGEND BIOTECH

Unlocking the Blockbuster Global Market Opportunity

MULTIPLE MYELOMA PATIENTS ELIGIBLE FOR CAR-T THERAPY

Frontline: **~52k** patients

2L to 4L: **~80k** patients

5L+: **~22k** patients


Europe
EC approval for 2L+ MM
North America
FDA approval for 2L+ MM
APAC
MHLW[1] approval for 4L+ MM
South America
ANVISA[3] approval for 2L+ MM

1. MHLW is the Ministry of Health, Labour and Welfare in Japan. 2. ANVISA is the Brazilian Health Regulatory Agency, Agência Nacional de Vigilância Sanitária.
2L denotes second-line. 4L denotes fourth-line. 5L+ denotes fifth-line and beyond.

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LEGEND BIOTECH

13 Outpatient Administration: Key Competitive Advantage • Extensive use of CARVYKTI in outpatient setting is a key differentiator - Unique delayed CRS 1 onset allows for outpatient administration options to best serve patient needs • Patients and caregivers prefer to leave the treatment setting for a more comfortable environment • Support hospital infrastructure for the increased 2L+ patient population in community setting • Expect majority of CARVKYTI patients will be treated in outpatient setting by year end 2025 1. CRS – Cytokine release syndrome 2. ATC – A uthorized treatment center ~48% ~52% Treatment Setting Volume: U.S. Outpatient Inpatient Outpatient treatment represents up to 48 % of CARVYKTI volume. 115 ATCs 2 in the U.S.

Global Manufacturing Footprint

Expanding to Meet Growing Global Demand

US FACILITIES



Raritan, NJ
US / EU / JP / ROW Launch/ Commercial Site for CARVYKTI®
✓ GMP Operational
- Approval of new Raritan section expected in 2H25



Morris Plains, NJ
Novartis CMO Site
✓ Clinical production started July 2024 and commercial production started 1Q25

EU FACILITIES



Ghent, Belgium: Tech Lane
Future Site for CARVYKTI®
✓ Clinical production started in 1Q25 and
- Commercial production expected in 4Q25 pending regulatory approval



Ghent, Belgium: Obelisc
Commercial Site for CARVYKTI®
✓ Clinical production started January 2024 and commercial production started in September 2024

Current Median Turn Around Time is 30 Days

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LEGEND BIOTECH

US and EU CARVYKTI® Supply Overview

UPCOMING MILESTONES

- Aim to double commercial supply in 2025 to achieve:
  - 10,000 annualized doses exiting 2025
  - 20,000 annualized doses exiting 2027
- Initiate commercial production at Tech Lane facility targeted for 2H 2025
- New section approval expected in Raritan facility in 2H 2025



Facilities Expansion/ Process Optimization
Facilities Driving To Full Capacity
Tech Lane Online
Obelisc Clinical + Commercial Online
Raritan Physical Expansion
Raritan Slot Ramp Up
CMO Online
Launch
Doses
1H22 2H22 1H23 2H23 1H24 2H24 1H25 2H25 1H26 2H26 1H27 2H27 2028 2029 2030

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LEGEND BIOTECH

Building Upon CARVYKTI®'s Leadership Position



Established Position in MM Treatment Paradigm Since 2022
2022
2023
2024
2025
2026
4L+ Approval
2L+ Approval
Continued Market Leadership
Indication Expansion
Deepening Community Penetration
Preparing for 1L Use
Ongoing Data Redefining Treatment Expectations in MM

CARVYKTI® Leads Potential Competition by >4 Years

Extensive Real-World Data
New data expected at upcoming major medical conferences

First and Only Approved BCMA Targeting Therapy in 2L+ MM

Significant Market Opportunity
>150,000 MM patients worldwide eligible for CAR-T

IMWG Recommendation
International Myeloma Working Group recommended CAR-T therapy before Bispecific T-Cell Engagers in patients who are reasonable candidates for both[1]

Global Market Availability
- United States (2L+)
- Canada (2L+)
- Europe (2L+)
- Brazil (2L+)
- Anticipated additional global submissions

1. L.J. Costa et al. "International myeloma working group immunotherapy committee recommendation on sequencing immunotherapy for treatment of multiple myeloma." Leukemia; https://doi.org/10.1038/s41375-024-02482-6

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LEGEND BIOTECH

17 BUILDING NEXT GENERATION CAR - T PROGRAMS

Our Pipeline

CARVYKTI® (ciltacabtagene autoleucel)

Ciltacabtagene Autoleucel Clinical Studies

BCMA-directed Autologous Therapy

PHASE 1	PHASE 2			PHASE 3		
LEGEND-2† RRMM NCT03090659	**CARTIFAN-1*** RRMM NCT03758417	**CARTITUDE-1*** RRMM NCT03548207	**CARTITUDE-2*** MM NCT04133636	**CARTITUDE-4*** RRMM 1-3 Prior Lines NCT04181827	**CARTITUDE-5*** NDMM Transplant Not Intended NCT04923893	**CARTITUDE-6*** NDMM Transplant Eligible NCT05257083

Johnson&Johnson

Additional Pipeline Assets

	PRECLINICAL	PHASE 1					
Autologous Therapies		**AUTOIMMUNE†** (CD19 X CD20 X CD22)	**NHL†/ALL†** (CD19 X CD20 X CD22)	**MM†** (CD19 X GPRC5D), (GPRC5D)	**COLORECTAL†** (GCC)	**SCLC & LCNEC‡#** (DLL3) NOVARTIS	**GASTRIC & PANCREATIC‡** (CLAUDIN 18.2)
Allogeneic Therapies	**AUTOIMMUNE** (CD19 X BCMA)	**NHL†** (CD20) CAR-αβ T	**NHL†** (CD19 X CD20) CAR-γδ T	**MM†** (BCMA) CAR-γδ T	**MM†** (BCMA) CAR-NK		
In Vivo Therapies		**NHL†** (CD19 X CD20)					

*In collaboration with Janssen, Pharmaceutical Companies of Johnson & Johnson. †Phase 1 investigator-initiated trial. ‡IND applications have been cleared by the U.S. FDA. #Subject to an exclusive license agreement with Novartis Pharma AG.
The safety and efficacy of the agents and/or uses under investigation have not been established. There is no assurance that the agents will receive health authority approval or become commercially available in any country for the uses being investigated. Additionally, as some programs are still confidential, certain candidates may not be included in this list.
INDICATIONS: ALL: acute lymphoblastic leukemia; LCNEC: large cell neuroendocrine carcinoma; MM: multiple myeloma; NDMM: newly diagnosed multiple myeloma; NHL: non-Hodgkin lymphoma; RRMM: relapsed or refractory multiple myeloma; SCLC: small cell lung cancer
TARGETS: BCMA: B-cell maturation antigen; DLL3: delta-like ligand 3; GCC: guanylyl cyclase C; GPRC5D: G-protein coupled receptor, family C, group 5, member D

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LEGEND BIOTECH

19 Autologous Allogeneic In Vivo Hematologic malignancies Solid tumor s Autoimmune Diseases Our Differentiated R&D Approach Potential best - in - class proprietary technology platforms and end - to - end capability Armoring strategy for solid tumors Multiple armored CAR - T strategies to overcome challenges in treatment of solid tumors Diverse platform for allogeneic treatments Diverse allogeneic platforms, including non - gene editing universal CAR - T and NK Antibody screening & engineering In - house antibody generation and CAR - T - specific functional screening technologies Antibody Screening Platforms Binding Domain Selection and Construct Design Pre - clinical Validation Clinical Proof of Concept CORE TECHNOLOGIES PRODUCT PLATFORMS DISEASE AREAS CAR - T NK    - T

20 In Vivo Delivery A next generation approach to off - the - shelf CAR - T In Vivo CAR - T Therapy Reprogramming immune cells directly in the body through direct infusion, eliminating the need for ex vivo cell engineering and manufacturing • Better CAR - T cell fitness • Off - the - shelf therapy • No lymphodepletion necessary • Scalable manufacturing Ex vivo CAR - T In vivo CAR - T non - targeted virus engineered cell is drug product engineered virus is drug product

21 Legend and Novartis Collaboration Legend and Novartis have an exclusive, global license agreement to advance certain DLL3 - targeted CAR - T therapies, including LB2102, an investigational therapy for small cell lung cancer.

22 Small Cell Lung Cancer A Large Unmet Medical Need US: Incidence is ~35 ,000 1 Lung Cancer is the Second Most Diagnosed Cancer in the US 1 And the leading cause of cancer death in both men and women, accounting for ~20% of all cancer deaths 1 Accounts for ~15% of all Lung Cancer Diagnoses 1 and in 2 out of 3 people with SCLC have extensive stage disease by time of diagnosis 2 Small Cell Lung Cancer 1. American Cancer Society, Key Statistics for Lung Cancer. https://www.cancer.org/cancer/types/lung - cancer/about/key - statistics.html 2. American Cancer Society, Small Cell Lung Cancer Stages. https://www.cancer.org/cancer/types/lung - cancer/detection - diagnosis - staging/staging - sclc.html

LB2102: Legend Armored CAR-T Targeting DLL-3

For Small Cell Lung Cancer

TARGET
- DLL-3, a promising target with prevalent & homogeneous expression in SCLC (~80% positive) and other neuroendocrine tumors
- Minimal to no expression in normal tissues

MoA/Scientific Rationale
- Tandem humanized binders with high affinity and specificity
- An armor overcoming suppressive TME to promote CAR-T cell expansion, persistence and infiltration

PRECLINICAL & Clinical Development strategy
- Well-tolerated in vivo in s.c and pulmonary orthotopic xenograft models
- US IND was cleared on November 21, 2022
- Orphan Drug Designation was granted by FDA on June 21, 2023
- The US clinical trial is actively recruiting at four sites


CAR
Armor
V_HH
V_HH
TME factor
Inhibitory signal

23

LB1908 (LCAR-C18S): Legend CAR-T Targeting CLDN18.2

For gastric cancer, esophageal cancer and pancreatic cancer

TARGET

- Claudins (CLDN) are a family of tight junction proteins[1]
  - CLDN18.2 is expressed in gastric cancer and pancreatic cancer[2]

MoA/Scientific Rationale

- LB1908 targets CLDN 18.2 via a proprietary VHH antibody
- High selectivity against the closely related CLDN 18.1

Clinical Development strategy

- POC achieved in IIT with 43 patients enrolled
- US IND was cleared on June 1, 2022
- Orphan Drug Designation was granted by FDA on November 22, 2022
- The US clinical trial is actively recruiting at six sites


VHH
CD8α Hinge
CD8α TM
4-1BB
CD3ζ

[1] Zhang J, et al. Chin J Cancer Res. 2020 Apr;32(2):263-70.
[2] Sahin U,et al. Clin Cancer Res. 2008 Dec 1;14(23):7624-34

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LEGEND BIOTECH

25 * Novartis Pharmaceuticals Corporation Upcoming Anticipated Legend Milestones COMMERCIAL • Increasing demand and deepening penetration into the community • Outpatient program expansion • OS label update CLINICAL • Topline data in CART - 5 • Advance pipeline programs, advance two programs into IND enabling • Other clinical development milestones, potentially Phase 1 data from GC and DLL - 3 programs • Philadelphia R&D site to open MANUFACTURING • US - Raritan expansion completion and approval in 2H25 • Belgium – Tech Lane to initiate commercial production

26 is the proven leader forging the path to cure.

27 THANK YOU